SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

___________________

International Game Technology PLC

(Name of Issuer)

 ___________________

Ordinary shares, nominal value $0.10 per share

(Title of Class of Securities)

G4863A 108

(CUSIP Number)

Geoffrey B. Goldman, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 United States Telephone: 1-212-848-4867 Facsimile: 1-646-848-4867 Email: geoffrey.goldman@shearman.com	Maria Grazia Uglietti De Agostini S.p.A. 15, Via Giovanni da Verrazano 28100 Novara Italy Telephone: +39-0321-424-321 Facsimile: +39-39-0321-424305 Email: MariaGrazia.Uglietti@deagostini.it

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

November 29, 2023

(Date of Event Which Requires Filing of this Statement)
___________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons De Agostini S.p.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Republic of Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 85,422,324 (1)(2)

	8	Shared Voting Power 0(1)

	9	Sole Dispositive Power 85,422,324 (1)

	10	Shared Dispositive Power 0(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,422,324 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 42.6%(2)

14	Type of Reporting Person (See Instructions) CO

(1)         Effective January 1, 2018, DeA Partecipazioni S.p.A., a wholly owned subsidiary of De Agostini S.p.A. (“De Agostini”), merged into De Agostini, resulting in the transfer of ownership of 10,073,006 ordinary shares from DeA Partecipazioni S.p.A. to De Agostini. Prior to January 1, 2018, De Agostini held 93,349,318 ordinary shares in International Game Technology PLC (“IGT PLC”). De Agostini is therefore now the sole Reporting Person under this Statement.

(2)         Pursuant to a loyalty plan implemented by IGT PLC, from and after April 7, 2018, any shareholder who held (or may in the future hold) ordinary shares continuously for a three-year period became (or will become) entitled to participate in the loyalty plan and, upon election, became (or will become) entitled to direct the voting rights with respect to one special voting share of $0.000001 (each a “Special Voting Share”) per ordinary share held for such period. Each Special Voting Share carries 0.9995 votes. De Agostini elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares. De Agostini does not have the right to participate in the loyalty plan with respect to the ordinary shares pledged under the Forward Transaction. As of May 25, 2023, De Agostini has the right to direct the voting with respect to 85,422,324  Special Voting Shares. De Agostini has been advised that, as of such date, no other shareholders have elected to participate in the loyalty plan resulting in the right to direct the voting with respect to Special Voting Shares. As of September 30, 2023, there were 200,482,000 outstanding ordinary shares and, as of November 29, 2023, there are 85,422,324 Special Voting Shares with respect to which shareholders have the right to direct the voting. Therefore, De Agostini’s effective voting interest, as of November 29, 2023, is approximately 59.8% of the total voting power.

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D amends and supplements the statement on Schedule 13D relating to the ordinary shares, nominal value $0.10 (the “ordinary shares”), of International Game Technology PLC (“IGT PLC” or the “Issuer”) filed by De Agostini S.p.A. (“De Agostini”) and DeA Partecipazioni S.p.A. (“DeA Partecipazioni” and, together with De Agostini, the “Reporting Entities”) on April 15, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 (as so amended, the “Prior Schedule 13D”, and as amended by this Amendment No. 6, this “Schedule 13D”). Except as amended hereby, the Prior Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 6. Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings ascribed to them in the Prior Schedule 13D. This Amendment No. 6 amends Items 4, 5 and 6 as set forth below.

Item 4.                          Purpose of Transaction.

Item No. 4 of the Prior Schedule 13D is amended by adding the following after the last paragraph thereof:

De Agostini completed settlement of the fourth and final tranche of the Forward Transaction as of November 29, 2023.

Item 5.                          Interest in Securities of the Issuer.

Item No. 5 of the Initial Schedule 13D is amended and restated as follows:

(a)-(b) Item 3 of this Schedule 13D and Items 7 through 11 and 13 of the cover page of this Amendment No. 5 and the footnotes thereto are incorporated herein by reference.  Furthermore, the following persons listed in Items 2(a)-(c) above beneficially own, directly or through investment vehicles, ordinary shares for their personal accounts:

•                  Mr. Renzo (also known as Lorenzo) Pellicioli beneficially owns 102,435 ordinary shares;

•                  Mr. Marco Drago beneficially owns 32,649 ordinary shares; and

•                  Mr. Marco Sala beneficially owns 1,186,884 ordinary shares.

The persons named above have the sole voting power and sole dispositive power in respect of the entirety of the number of the ordinary shares indicated in this Item 5 (above).

The description of the Forward Transaction in Items 4 and 6 of this Schedule 13D is incorporated herein by reference. In connection with its pledge of ordinary shares to the Dealer under the Forward Transaction (as discussed below), De Agostini will not have the right to direct the voting with respect to the Special Voting Shares corresponding to such pledged shares. The Dealer will also have, in the event of a De Agostini default or similar enforcement event pursuant to the Forward Transaction, the right to vote or direct the vote and dispose of or direct the disposition of ordinary shares pledged by De Agostini.

There are no other persons known to have the rights to vote or direct the vote or to dispose of or direct the disposition of ordinary shares.

(c)                                  De Agostini elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares. As a result, as of November 29, 2023, following settlement of the final tranche of the Forward Transaction, De Agostini has the right to direct the voting with respect to 85,422,324 ordinary shares and 85,422,324 Special Voting Shares, giving De Agostini an effective voting interest of approximately 59.8% of the total voting power.

The description of the Forward Transaction in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

Neither De Agostini nor any person listed in Items 2(a)-(c) above has effected any other transactions with respect to the ordinary shares during the past 60 days.

(d)                                Under the Forward Transaction, De Agostini is obligated to pay or distribute to the Dealer an amount equivalent to any dividends paid during the term of the Forward Transaction on a number of ordinary shares based on a theoretical hedging position by the Dealer. In the event of a default by De Agostini or certain other enforcement events under the Forward Transaction, the Dealer may have the right to receive or direct proceeds from the sale of, or dividends from, ordinary shares pledged by De Agostini in connection with the Forward Transaction, if any. Except as set forth herein, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the ordinary shares.

(e)                                  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item No. 6 of the Prior Schedule 13D is supplemented by adding the following after the last paragraph of the description of the Forward Transaction:

Settlement of the fourth and final tranche of the Forward Transaction through physical delivery was completed as of November 29, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2023
De Agostini S.p.A.

	By:	/s/ Lorenzo Pellicioli
		Name:	Lorenzo Pellicioli
		Title:	Chairman